

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

September 23, 2008

Dan Sten Olsson
Chief Executive Officer
Stena AB
Masthuggskajen
SE-405 19 Gothenburg
Sweden

**Re:      Stena AB
Form 20-F for the fiscal year ended December 31, 2007
Filed April 29, 2008
File No. 033-99284**

Dear Mr. Olsson:

We have reviewed the above referenced filing and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

General

1. In your correspondence dated April 3, 2008, you state that not only you have
   received ship brokerage fees related to the chartering of the vessel Stena Vision to
   the National Iran Tanker Company during 2006 and 2007, but your wholly-owned
   subsidiaries have also provided technical and commercial management services to
   five vessels that conducted voyages involving port calls in Iran in 2003, 2006, and
   2007. Iran is identified by the U.S. State Department as a state sponsor of terrorism
   and is subject to U.S. economic sanctions and export controls. Your Form 20-F,
   however, does not discuss your business contacts related to Iran. Please describe
   for us, in reasonable detail, the nature of the technical and commercial management
   services provided to vessels (including Stena Vision), that have called on ports in
   Iran. Also, tell us whether your Iran-related contacts have involved the
   transportation of U.S.-origin goods or provision of U.S.-origin technology to Iran,
   or involve employees who are U.S. citizens.

2. In addition, in your correspondence dated April 3, 2008, you state that you were
   requested to provide information by the U.S. Department of Treasury's Office of
   Foreign Assts Control ("OFAC") on August 24, 2007. Please represent to us that
   you will disclose in your future filings, as appropriate, any material information
   related to the OFAC inquiry and provide an updated status of any material
   development related to the OFAC inquiry.

Cover Page

3. In future filings, please indicate on the cover page which basis of accounting you
   have used to prepare the financial statements included in the filing. Refer to Form
   20-F.

Item 5. Operating and Financial Review and Prospectus, page 45

4. We could not locate disclosure in response to Item 5.D of Form 20-F. Please revise
   in future filings or advise.

Exhibits 12.1, 12.2 and 12.3

5. Please file signed certifications.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Julie Bell at (202) 551-3574.  If you need further assistance, you may contact me at (202) 551-3210.

Regards,


Susan Block
Attorney-Advisor